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                                                               51 Madison Avenue
                                                              New York, NY 10010
                                                               Bus: 212-576-7558
                                                               Fax: 212-576-8339
                                        E-Mail: charles_a_whites@newyorklife.com


                                                          CHARLES A. WHITES, JR.
                                                       Assistant General Counsel

VIA EDGAR AND OVERNIGHT MAIL
----------------------------

April 2, 2009

Patrick F. Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

Re:      New York Life Insurance and Annuity Corporation
         Variable Annuity Separate Account - III
         Form N-4 Registration Statement
         File Nos. 033-87382 and 811-08904
         ---------------------------------

Dear Mr. Scott:

In connection with the filing of Post-Effective Amendment No. 29 to the above-referenced registration statement on Form N-4 under the Securities Act of 1933 made on February 13, 2009, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement. We also recognize that the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff of the Division of Investment Management in connection with the filing of the Registration Statement.


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Mr. Patrick F. Scott
April 2, 2009
Page 2

If you have any questions regarding the foregoing, please contact the undersigned at (212) 576-7558.

Very truly yours,

/s/ Charles A. Whites, Jr.
--------------------------
Charles A. Whites, Jr.
Assistant General Counsel